FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

July 8, 2004

NOVA MEASURING INSTRUMENTS LTD.

Building 22 Weitzmann Science Park, Rehovoth
P.O.B 266

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.

Attached hereto and incorporated by way of reference herein the Registrants provides 2004 Second Quarter Financial Outlook

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

July 8, 2004	Nova Measuring Instruments Ltd Nova Measuring Instruments Ltd (the "Registrant") BY: /S/ Chai Toren —————————————— Chai Toren Chief Financial Officer

Company Contact:	Investor relations Contacts:
Chai Toren, CFO and Vice President	Ehud Helft / Kenny Green
Nova Measuring Instruments Ltd.	Gelbart Kahana
Tel: 972-8-938-7505	Tel: +1-866-704-6710
E-mail: info@nova.co.il	E-mail: Ehud@gk-biz.com
http://www.nova.co.il	Kenny@gk-biz.com

Nova Measuring Instruments provides 2004 Second Quarter Financial Outlook

The company sees an 8-10% sequential revenue growth in the second quarter of 2004 over the US$9.2M of revenue reported in the first quarter, and more than 54% over the US$6.4M revenue reported for the second quarter of last year. The company expects to see a continuation of the revenue growth trend, based on a sequentially stronger backlog at the end of the quarter.

Rehovot, Israel – July 8, 2004 – Nova Measuring Instruments Ltd. (NASDAQ: NVMI) announced that revenues for the second quarter of 2004 are expected to grow sequentially by 8-10% (between US$9.9M-10.1M) or over 54% compared with revenues reported for the second quarter of 2003. For the third quarter of 2004, the company expects revenue growth of 5-8% sequentially, based on a growth in the company’s backlog compared with the backlog at the end of the first quarter of 2004, and also based on the general positive trends in the semiconductor equipment industry.

Orders and revenues in the second quarter of 2004 grew for all the company’s products including copper CMP systems, 300mm for new lines, continuation of the 200mm retrofit, and Nova’s Optical CD systems. Nova also expects to see these trends to continue throughout this year, including growing sales of the newer products: Stand-alone and Integrated Optical CD systems.

Final results for the second quarter 2004 will be discussed during the company’s scheduled conference call on August 12, 2004.

Dr. Giora Dishon, President & CEO of Nova Measuring Instruments, said, “We have been exceeding our plans and goals set for 2004 in all areas of our activities. We have seen revenue growth, in particular from the Asia Pacific region, with sales of more copper CMP systems, more wet and dry 300mm systems, continuation of 200mm retrofit, and sales of the Optical CD systems. This broad range of growth provides us with a higher level of confidence in our plans looking forward.”

About Nova

Nova Measuring Instruments Ltd. (NASDAQ: NVMI) develops, designs and produces integrated process control systems for the semiconductor manufacturing industry. Nova provides a broad range of integrated process control solutions that link different semiconductor processes and process equipment. The Company’s website is www.nova.co.il.